June 30, 2005	
Special Situations Fund III, L.P.	**Second Quarter Report**

SPECIAL SITUATIONS FUND III, L.P.

INDEX TO SECOND QUARTER REPORT

JUNE 30, 2005

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Investments, at fair value (cost $330,490,211)	$	435,686,312
Cash and cash equivalents		75,331,588
Receivable for investments sold		1,410,936
Other assets		371,957
Total Assets	$	512,800,793

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Payable for Units repurchased	$	7,688,980
Securities sold short, at fair value (proceeds $1,915,323)		2,174,523
Payable for investments purchased		552,951
Administrator's fee payable		1,921,694
Consulting fee payable		281,756
Accrued expenses		208,109
Total Liabilities		12,828,013

Partners' Capital

Limited Partners	464,781,187
Corporate General Partner	31,119,507
Individual General Partners	4,072,086
Total Partners' Capital	499,972,780
Total Liabilities and Partners' Capital	$ 512,800,793

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

JUNE 30, 2005

Shares	Common Stocks	Fair Value
	Aerospace 0.36%	
971,600	SPACEHAB, Incorporated (a)	$ 1,787,744
	Automotive Components 2.38%	
2,169,178	Amerigon Incorporated (a)	7,592,123
322,300	Rush Enterprises, Inc. - Class A	4,299,482
		11,891,605
	Biotechnology 1.07%	
2,167,375	Ciphergen Biosystems, Inc.	4,139,686
1,638,817	Xcyte Therapies, Inc. (a)	1,179,948
		5,319,634
	Biotechnology - Drug Delivery 0.74%	
1,504,698	Aradigm Corporation	1,594,980
445,094	DepoMed, Inc.	1,945,061
27,199	Durect Corporation	138,443
		3,678,484
	Building Materials 0.23%	
123,222	L.B. Foster Company	1,145,965
	Communications 0.00%	
2,500	GoRemote Internet Communications, Inc.	3,925
	Communication Equipment - Software 3.30%	
2,238,077	Artisoft, Inc. (a)	3,580,923
2,342,466	Artisoft, Inc. (Restricted) (a)	2,667,132
1,049,082	ION Networks, Inc. (a)	167,853
2,294,117	ION Networks, Inc. (Restricted) (a)	367,059
758,524	MetaSolv, Inc.	1,782,531
635,223	PC-Tel, Inc.	4,973,796
1,926,881	Visual Networks, Inc.	2,967,397
		16,506,691
	Communication Products - Equipment 2.24%	
557,893	Centillium Communications, Inc.	1,210,628
2,047,483	NMS Communications Corporation	5,855,801
253,400	RADVision, Ltd. (Israel)	3,367,686

251,580	Telular Corporation		754,740
			11,188,855

Computer Equipment 1.17%

362,500	Optimal Group, Inc. (Canada)		5,854,375

Computer Peripherals 0.60%

187,505	Immersion Corporation		999,402
120,000	Printronix, Inc.		2,006,400
			3,005,802

Computer Services - Software 8.65%

69,900	Aptimus, Inc.	$	1,370,739
1,023,500	ClickSoftware Technologies, Ltd. (Israel)		1,913,945
383,147	CryptoLogic, Inc. (Canada)		11,498,223
1,626,957	Net Perceptions, Inc. (a)		1,545,609
231,500	Nuance Communications, Inc.		1,041,750
774,059	ONYX Software Corporation		2,786,612
324,127	Palm Source, Inc.		2,755,080
245,900	Phoenix Technologies, Ltd.		1,913,102
13,800	Primal Solutions, Inc.		2,070
1,631,155	Quovadx, Inc.		4,501,988
249,384	Stellent, Inc.		1,870,380
326,780	SumTotal Systems, Inc.		1,477,045
767,850	SupportSoft, Inc.		3,985,142
1,800,000	Tarantella, Inc. (a)		1,611,000
2,604,550	Unify Corporation (a)		989,729
219,080	Witness Systems, Inc.		3,993,828
			43,256,242

Computer Systems 3.45%

918,377	Adept Technology, Inc. (a)		7,484,773
388,100	Performance Technologies, Incorporated		2,146,193
554,127	Pinnacle Systems, Inc.		3,047,699
650,553	SeaChange International, Inc.		4,566,882
			17,245,547

Consumer Products 0.60%

1,047,629	Meade Instruments Corp. (a)		2,922,885
14,700	Rockford Corporation		54,390
			2,977,275

Consumer Services 1.32%

500,000	Kenexa Corporation		6,600,000

Data Security 2.09%

1,339,701	Entrust, Inc.		6,417,168

119,097	SafeNet, Inc.		4,056,444
			10,473,612

Electronic Components 1.67%

9,245	American Technology Corporation		53,159
298,700	Frequency Electronics, Inc.		3,883,100
2,564,502	Tvia, Inc. (a)		4,410,943
			8,347,202

Electronic Equipment 0.94%

1,782,205	Iteris Holdings, Inc. (a)		4,705,021

Electronic Instruments 0.62%

193,770	Image Sensing Systems, Inc.	$	2,536,449
198,308	Metretek Technologies, Inc.		565,178
			3,101,627

Electronic Semiconductor 1.89%

829,900	Kopin Corporation		4,232,490
1,263,200	PSi Technologies Holdings, Inc. (Philippines) (a)		1,604,264
589,762	Parkervision, Inc.		3,627,036
			9,463,790

Energy - Oil & Gas 1.96%

179,900	Core Laboratories, N.V. (Netherlands)		4,824,918
349,000	Willbros Group, Inc. (Panama)		4,997,680
			9,822,598

Energy - Technology 1.52%

839,836	Catalytica Energy Systems, Inc.		1,578,892
1,203,715	Quantum Fuel Systems Technologies Worldwide, Inc.		6,018,575
			7,597,467

Entertainment 1.35%

379,500	DTS, Inc.		6,766,485

Financial Services - Miscellaneous 1.45%

207,358	ASTA Funding, Inc.		5,760,405
967,742	Medivation, Inc. (Restricted)		1,500,000
			7,260,405

Gold Mining 0.60%

2,511,300	MK Resources Company (a)		3,013,560

Healthcare Services 1.38%

359,766	U.S. Physical Therapy, Inc.		6,900,312

Healthcare - Specialized Products & Services 1.98%

255,600	American Dental Partners, Inc.		6,239,196
742,900	STAAR Surgical Company		3,669,926
			9,909,122

Housing - Construction 0.41%

409,736	U.S. Home Systems, Inc.		2,052,777

Household Furniture - Appliances 0.47%

2,612,500	Chitaly Holdings Limited (Hong Kong)		2,325,125

Insurance 0.00%

200	Renaissance Acceptance Group, Inc.		-

Information Services 1.04%

1,372,977	EDGAR Online, Inc. (a)	$	3,267,685
1,495,582	FIND/SVP, Inc. (a)		1,944,256
			5,211,941

Internet Commerce 1.08%

174,000	Corillian Corporation		539,400
982,000	Youbet.com, Inc.		4,880,540
			5,419,940

Marketing 0.59%

322,835	Fastclick, Inc.		2,937,799

Media 0.13%

151,600	Napster, Inc.		636,720

Medical Devices & Equipment 10.54%

1,081,814	ATS Medical, Inc.		3,775,531
332,738	Applied Imaging Corporation (a)		492,452
307,987	Given Imaging, Ltd. (Israel)		7,025,183
311,931	Laserscope, Inc.		12,926,421
2,356,998	Micro Therapeutics, Inc. (a)		9,380,852
495,070	Natus Medical Incorporated		5,569,538
770,089	Orthovita, Inc.		3,026,450
1,296,979	Precision Optics Corporation, Inc. (a)		856,006
508,924	Quidel Corporation		2,636,226
377,784	Regeneration Technologies, Inc.		2,364,928
594,310	Sonic Innovations, Inc.		2,846,745
1,421,381	World Heart Corporation (Canada) (a)		1,819,368
			52,719,700

Medical - Drugs 0.59%

387,095	CollaGenex Pharmaceuticals, Inc.		2,945,793

	Medical Information Systems 0.72%	
161,000	Schick Technologies, Inc.	3,622,500
	Medical Instruments 0.81%	
344,827	Caprius, Inc.	1,027,584
182,024	NuVasive, Inc.	3,025,239
		4,052,823
	Online Services 2.31%	
1,735,650	The Knot, Inc. (a)	11,542,073
	Paper - Packaging 0.00%	
		-
593,749	Chase Packaging Corporation	
	Pharmaceutical Products 0.83%	
213,267	Axcan Pharma, Inc. (Canada)	3,258,720
344,364	Indevus Pharmaceuticals, Inc.	881,572
		4,140,292
	Restaurant 1.15%	
712,998	Buca, Inc.	$ 3,721,855
651,499	Monterey Gourmet Foods, Inc.	2,032,677
		5,754,532
	Retail 6.76%	
173,303	1-800 CONTACTS, INC.	3,356,879
447,000	Bakers Footwear Group, Inc. (a)	4,894,650
167,060	Candie's Inc.	1,112,620
162,509	eCost.com, Inc.	664,662
1,049,041	EZCORP, Inc. (a)	11,245,720
531,669	Gaiam, Inc.	3,700,416
277,250	Gander Mountain Company	3,160,650
543,152	Odimo Incorporated	2,770,075
325,809	PC Mall, Inc.	1,428,672
137,030	RedEnvelope, Inc.	1,477,183
		33,811,527
	Semiconductor Equipment 2.29%	
282,012	Nanometrics Incorporated	3,522,330
1,300,916	Nova Measuring Instruments, Ltd. (Israel) (a)	3,080,569
1,403,209	Trikon Technologies, Inc. (Great Britain)	2,416,326
322,563	Ultra Clean Holdings, Inc.	2,403,094
		11,422,319
	Services 1.94%	
539,385	Collectors Universe, Inc. (a)	9,450,025
29,972	OPNET Technologies, Inc.	242,773

		9,692,798
	Technology - Miscellaneous 0.73%	
120	Apropos Technologies, Inc.	299
934,544	Intermap Technologies Corp. (Canada) (Restricted)	3,242,868
566,329	Supercom, Ltd.	424,747
		3,667,914
	Telecom Equipment 1.23%	
671,838	COMARCO, Inc. (a)	5,164,755
999,954	Peco II, Inc.	979,955
		6,144,710
	Telecom Services 1.78%	
468,600	Spectralink Corporation (Israel)	4,929,672
694,367	WPCS International Incorporated (a)	3,957,892
		8,887,564
	Telecommunications 0.67%	
499,300	Arbinet-thexchange, Inc.	3,345,310
	Therapeutics 1.21%	
1,000	Critical Theapeutics, Inc.	7,020
456,205	Critical Theapeutics, Inc. (Restricted)	2,500,003
468,307	Pharmacyclics, Inc.	3,516,986
		6,024,009
	Transportation 0.85%	
284,800	Excel Maritime Carriers, Ltd. (Bermuda)	4,257,760
	Total Common Stocks 81.69%	**408,439,271**

Shares	**Preferred Stocks**	**Fair Value**
	Consumer Services 0.64%	
32	OneTravel Holdings, Inc. convertible (Restricted)	$ 3,200,000
	Data Security 0.63%	
1,250,000	Verdasys, Inc. Series B convertible (Restricted)	3,160,000
	Transportation 0.46%	
616,282	Velocity Express Corporation 6% convertible (Restricted)	2,270,999
	Total Preferred Stocks 1.73%	**8,630,999**

Principal Amount	**Corporate Bonds**	**Fair Value**
	Computer Peripherals 0.76%	

$3,800,000	Immersion Corporation 5% convertible, due 12/23/09	$ 3,800,000
	Computer Services - Software 0.00%	
€ 2,100,000	Titus Interactive 2%, due 7/1/05 (France)	-
	Computer Systems 0.89%	
$1,875,000	3D Systems Corporation 6% convertible, due 11/30/13	4,431,563
	Consumer Products 0.30%	
1,500,000	Rockford Corporation 4.5% convertible, due 6/11/09	1,500,000
	Medical Devices & Equipment 0.61%	
3,000,000	World Heart Corporation 3% convertible, due 9/15/09 (Canada)	3,072,000
	Total Corporate Bonds 2.56%	**12,803,563**

Warrants	**Warrants**	**Fair Value**
	Biotechnology 0.03%	
413,400	Alliance Pharmaceutical Corp. 10/30/06	$ 16,536
43,000	Discovery Laboratories, Inc. 9/19/10	83,420
4,819	Dov Pharmaceutical, Inc. 6/2/09	46,600
		146,556
	Biotechnology - Drug Delivery 0.12%	
398,733	Aradigm Corporation 3/10/07	55,823
208,333	Aradigm Corporation 11/10/07	8,333
210,648	DepoMed, Inc. 4/21/08	528,726
		592,882
	Communication Equipment - Software 0.03%	
1,140,000	Artisoft, Inc. 9/30/06 (a)	125,400
44,842	Artisoft, Inc. 12/16/08 (Restricted) (a)	-
586,600	ION Networks, Inc. 2/14/07 (a)	23,464
1,147,058	ION Networks, Inc. 3/31/10 (Restricted) (a)	-
		148,864
	Communication Products - Equipment 0.00%	
57,861	Superconductor Technologies, Inc. 3/10/07	1,157
427,500	Superconductor Technologies, Inc. 9/26/07	21,375
		22,532

Warrants	**Warrants (Continued)**	**Fair Value**
	Computer Peripherals 0.00%	

81,121	Immersion Corporation 12/23/09	$	58,407
	Computer Services - Software 0.01%		
862,500	Interplay Entertainment Corp. 3/29/06		-
360,000	Tarantella, Inc. 2/20/09 (a)		-
929,560	Unify Corporation 4/26/09 (a)		65,069
			65,069
	Computer Systems 0.26%		
1,666,700	Adept Technology, Inc. 11/18/08 (a)		1,300,026
	Consumer Products 0.03%		
70,889	Rockford Corporation 6/11/09		133,980
	Consumer Services 0.00%		
2,327,272	OneTravel Holdings, Inc. 4/14/10 (Restricted)		-
	Electronic Equipment 0.17%		
708,350	Iteris Holdings, Inc. B 8/16/07 (a)		835,853
	Electronic Semiconductor 0.03%		
80,000	Parkervision, Inc. 3/10/10		132,800
	Energy - Technology 0.01%		
132,667	Arotech Corporation 6/30/08		18,573
58,075	Arotech Corporation 12/31/08		5,808
			24,381
	Information Services 0.02%		
150,000	EDGAR Online, Inc. 1/8/06 (a)		33,000
600,000	FIND/SVP, Inc. 5/10/09 (a)		72,000
			105,000
	Medical Devices & Equipment 0.18%		
268,600	Applied Imaging Corporation 7/29/06 (a)		5,372
114,286	Orthovita, Inc. 6/26/08		81,143
818,182	Physiometrix, Inc. A 12/5/08 (a)		-
818,182	Physiometrix, Inc. B 12/5/08 (a)		-
47,476	SpectRx, Inc. 6/13/06		950
6,653,226	World Heart Corporation 9/22/08 (Canada) (a)		66,532
2,400,000	World Heart Corporation 9/15/09 (Canada) (a)		

		720,000
		873,997
	Medical Information Systems 0.00%	
2,200,000	LifeRate Systems, Inc. 11/14/07 (a)	-
	Medical Instruments 0.04%	
2,758,620	Caprius, Inc. 2/15/10	193,103
	Semiconductor Equipment 0.00%	
206,250	Trikon Technologies, Inc. 10/22/07 (Great Britain) (a)	$ 18,563
	Technology - Miscellaneous 0.00%	
934,544	Intermap Technologies Corp. 3/17/08 (Canada) (Restricted)	-
	Telecom Services 0.23%	
150,780	GoAmerica, Inc. 12/19/08	3,016
8,750,000	WPCS International Incorporated 11/17/09 (a)	1,137,500
		1,140,516
	Telecommunications 0.00%	
79,800	Q Comm International, Inc. 6/24/08	19,950
	Therapeutics 0.00%	
159,672	Critical Therapeutics, Inc. 6/6/10 (Restricted)	-
	Total Warrants 1.16%	**5,812,479**
	TOTAL INVESTMENTS 87.14%	**$ 435,686,312**

Shares	Securities Sold Short	Fair Value
	Electronic Equipment 0.10%	
51,900	KVH Industries, Inc.	$ 480,075
	Internet Commerce 0.34%	
114,800	NutriSystems, Inc.	1,694,448
	TOTAL SECURITIES SOLD SHORT 0.44%	**$ 2,174,523**

(a) Affiliated issuer under the Investment Company Act of 1940, inasmuch
as the Fund owns more than 5% of the voting securities of the issuer.

All percentages are relative to Partners' Capital.
All securities are non-income producing except for 3D Systems Corporation,
ASTA Funding, Inc., CryptoLogic, Inc., Frequency Electronics, Inc.,
Immersion Corporation, Printronix, Inc., Rockford Corporation,
Spectralink Corporation, Velocity Express Corporation and World Heart
Corporation

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

JUNE 30, 2005

Industry Concentration		Total	% of Partners' Capital
Aerospace	$	1,787,744	0.36
Automotive Components		11,891,605	2.38
Biotechnology		5,466,190	1.09
Biotechnology - Drug Delivery		4,271,366	0.85
Building Materials		1,145,965	0.23
Communications		3,925	0.00
Communication Equipment – Software		16,655,555	3.33
Communication Products – Equipment		11,211,387	2.24
Computer Equipment		5,854,375	1.17
Computer Peripherals		6,864,209	1.37
Computer Services – Software		43,321,311	8.66
Computer Systems		22,977,136	4.60
Consumer Products		4,611,255	0.92
Consumer Services		9,800,000	1.96
Data Security		13,633,612	2.73
Electronic Components		8,347,202	1.67
Electronic Equipment		5,060,799	1.01
Electronic Instruments		3,101,627	0.62
Electronic Semiconductor		9,596,590	1.92
Energy - Oil and Gas		9,822,598	1.96
Energy – Technology		7,621,848	1.53
Entertainment		6,766,485	1.35
Financial Services – Miscellaneous		7,260,405	1.45
Gold Mining		3,013,560	0.60
Healthcare Services		6,900,312	1.38
Healthcare - Specialized Products & Services		9,909,122	1.98
Housing – Construction		2,052,777	0.41
Household Furniture – Appliances		2,325,125	0.47
Insurance		-	0.00
Information Services		5,316,941	1.06
Internet Commerce		3,725,492	0.75
Marketing		2,937,799	0.59
Media		636,720	0.13
Medical Devices & Equipment		56,665,697	11.34
Medical – Drugs		2,945,793	0.59
Medical Information Systems		3,622,500	0.72
Medical Instruments		4,245,926	0.85
Online Services		11,542,073	2.31
Paper – Packaging		-	0.00
Pharmaceutical Products		4,140,292	0.83
Restaurant		5,754,532	1.15
Retail		33,811,527	6.76
Semiconductor Equipment		11,440,882	2.29
Services		9,692,798	1.94
Technology - Miscellaneous		3,667,914	0.73
Telecom Equipment		6,144,710	1.23
Telecom Services		10,028,080	2.01
Telecommunications		3,365,260	0.67
Therapeutics		6,024,009	1.20
Transportation		6,528,759	1.31
TOTAL PORTFOLIO	$	**433,511,789**	**86.70%**

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain on investments	$ 19,623,266	
Net change in unrealized appreciation	(62,487,272)	
Total Realized and Unrealized Loss on Investments		$ (42,864,006)

INVESTMENT INCOME (LOSS)

Investment Income

Interest	1,277,064	
Dividends (net of withholding taxes of $6,369)	284,930	
Securities lending fees	269,698	
Other	448,423	
Total Investment Income	2,280,115	

Operating Expenses

Administrator's fee	1,921,694	
Professional fees	175,658	
Independent General Partners' fees	40,000	
Custody fee and other	116,855	
Total Operating Expenses	2,254,207	
Net Investment Income		25,908
NET LOSS		$ (42,838,098)

See the accompanying Notes to the Financial Statements.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(Information Subsequent to December 31, 2004 is Unaudited)

	Per Limited Partners' Unit	Limited Partners	Corporate General Partner	Individual General Partners	Total
YEAR ENDED					
DECEMBER 31, 2004:					
BALANCE, DECEMBER 31, 2003		$ 380,390,677	$ 23,987,396	$ 6,949,884	$ 411,327,957
Capital contributions		40,821,885	-	-	40,821,885
Transfers		15,556	(737,610)	722,054	-
Allocation of net income:					
Corporate General Partner - Performance		-	22,091,939	-	22,091,939
Partners		81,219,840	5,618,404	1,529,511	88,367,755
Repurchases		(19,241,178)	(17,000,000)	(5,000,000)	(41,241,178)
BALANCE, DECEMBER 31, 2004	$ 25,000	483,206,780	33,960,129	4,201,449	521,368,358
SIX MONTHS ENDED					
JUNE 30, 2005:					
Capital contributions		29,131,500	-	-	29,131,500
Transfers		407	(214,660)	214,253	-
Allocation of net loss	$ (1,945)	(39,868,520)	(2,625,962)	(343,616)	(42,838,098)
Repurchases		(7,688,980)	-	-	(7,688,980)
BALANCE, JUNE 30, 2005	$ 25,000	$ 464,781,187	$ 31,119,507	$ 4,072,086	$ 499,972,780

See Note 4 for changes in Units outstanding.

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2004 is Unaudited)

NOTE 1 - GENERAL:

Special Situations Fund III, L.P. (the "Fund") was organized under the Delaware Revised Uniform Limited Partnership Act on October 18, 1993, and commenced investment operations on January 1, 1994. The Fund is a closed-end interval fund registered under the Investment Company Act of 1940. The Fund shall have perpetual existence unless sooner dissolved as provided for in the Agreement of Limited Partnership (the "Agreement'').

The Agreement provides for not less than three "Individual General Partners" and a "Corporate General Partner". The General Partners, as a group, must own not less than one percent (1%) of the Fund's outstanding Units.

The Corporate General Partner and Investment Adviser is MGP Advisers Limited Partnership ("MGP"), of which the General Partner is AWM Investment Company, Inc. ("AWM"). Austin W. Marxe, an Individual General Partner of the Fund and a limited partner of MGP owns directly and indirectly a majority of MGP and AWM. Mr. Marxe is primarily responsible for managing the Fund's investments and performing certain administrative services on its behalf.

The Fund seeks long-term capital appreciation by investing primarily in equity securities and securities with equity features of publicly traded companies which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired.

NOTE 2 - ACCOUNTING POLICIES:

Securities traded on a securities exchange or on the NASDAQ System are valued at the last reported sales price on the last business day of the reporting period. Securities for which no sale occurred on such day are valued at the average of the highest bid and lowest asked prices on the last trading day. Securities for which market quotations are not available are valued at fair value as determined in good faith by the Individual General Partners. Securities transactions are recorded on trade date. Realized gains and losses on sales of securities are determined using the specific identification cost method. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Cash and cash equivalents consist principally of cash balances in a brokerage account.

NOTE 2 - ACCOUNTING POLICIES (CONTINUED):

The Fund entered into an agreement to lend portfolio securities to a qualified borrower in order to earn additional income. The terms of the lending agreement require that loans are secured by cash or securities with an aggregate market value at least equal to a percentage of the market value of the loaned securities agreed upon by the borrower and the Fund (which shall be not less than 100% of the market value of the loaned securities), computed on a daily basis. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to collateral. At June 30, 2005, the value of the loaned securities and corresponding collateral (U.S. Treasury obligations) received was $8,552,750 and $8,724,142, respectively.

The Fund entered into a consulting agreement whereby the consultant will perform management and financial advisory services to companies ("covered investments") in which the Fund invests. As compensation, the consultant earns ten percent of the appreciation on each covered investment for the agreed upon period. Of this amount, one half is currently payable and the remainder is deferred until a final payment date, as further defined in the consulting agreement.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - ALLOCATION OF ACCOUNTING PROFITS AND LOSSES:

Net income is allocated: first, to MGP to the extent of any previous net losses allocated to MGP in excess of the other partners' capital balances; next, to the partners in proportion to the number of Units held by each to the extent of net losses previously allocated to them; and, thereafter, 80% to the partners in proportion to the number of Units held by each and 20% performance allocation to MGP. If there is a loss for an accounting period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. The amount of the loss carryover at June 30, 2005 was $42,838,098.

Net losses are allocated to the partners in proportion to the number of Units held by each, provided, however, that losses in excess of an Individual General Partner's or a Limited Partner's capital balance will be allocated to MGP.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)
NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2004 is Unaudited)

NOTE 4 - PARTNER CAPITAL ACCOUNT TRANSACTIONS:

All net income allocated to partners will be reinvested. In order to maintain a $25,000 price per Unit, the number of Units held by each partner at the close of each fiscal period (generally June 30 and December 31, commencing December 31, 1994), is adjusted to equal the partner's capital account divided by $25,000.

As of the close of each fiscal period, the Fund will offer to repurchase at least 10% and no more than 25% of the outstanding Units. The repurchase request deadline will generally be June 16 and December 17, of each year.

The Fund has the right to sell additional Units at the beginning of each fiscal period.

Changes in Units outstanding are as follows:

	Limited Partners	Corporate General Partner	Individual General Partners	Total
Balance, December 31, 2003	15,215.6271	959.4958	277.9954	16,453.1183
Additional Units sold	1,632.8754	-	-	1,632.8754
Transfers	0.6223	(29.5044)	28.8821	-
Semi-annual adjustments of Units	3,248.7935	1,108.4137	61.1805	4,418.3877
Repurchases	(769.6471)	(680.0000)	(200.0000)	(1,649.6471)
Balance, December 31, 2004	19,328.2712	1,358.4051	168.0580	20,854.7343
Additional Units sold	1,165.2600	-	-	1,165.2600
Transfers	0.0163	(8.5864)	8.5701	-
Semi-annual adjustments of Units	(1,594.7408)	(105.0385)	(13.7446)	(1,713.5239)
Repurchases	(307.5592)	-	-	(307.5592)
Balance, June 30, 2005	18,591.2475	1,244.7802	162.8835	19,998.9112

NOTE 5 - PURCHASES AND SALES OF SECURITIES:

Purchases and sales of securities for the six months ended June 30, 2005 aggregated $137,639,491 and $115,930,955, respectively.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2004 is Unaudited)

NOTE 6 - INCOME TAXES:

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income or loss based upon the partner's respective share of the Fund's income and expenses reported for income tax purposes.

NOTE 7 - RELATED PARTY TRANSACTIONS:

AWM is the administrator of the Fund. The administrator's fee is computed monthly at an annual rate of 0.75% of the average net assets.

The Fund pays each Independent General Partner an annual fee of $20,000.

NOTE 8 - APPROVAL OF ADVISORY CONTRACT:

The Independent General Partners ("IGPs") of the Fund considered whether to approve the continuation of the existing Investment Advisory Agreement (the "Advisory Agreement") between the Fund and MGP Advisers Limited Partnership ("MGP"). In addition to the materials the IGPs had reviewed throughout the course of the year, the IGPs received materials relating to the advisory agreement before the meeting and had the opportunity to ask questions and request further information in connection with its consideration.

The approval of the Advisory Agreement and the continuation of MGP as the investment adviser of the Fund is based upon the following findings as well as specific considerations discussed below: (1) that the Advisory Agreement with MGP is in the best interests of the Fund; (2) that the services to be performed by MGP pursuant to the Advisory Agreement are services required for the operation of the Fund; (3) that MGP can provide services the nature and quality of which are at least equal to those provided by others offering the same services; and (4) that the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In determining whether to approve the Advisory Agreement, the IGPs considered various relevant factors, including those discussed below.

NOTE 8 - **APPROVAL OF ADVISORY CONTRACT (CONTINUED):**

Nature, Extent and Quality of Service

In considering the nature, extent and quality of service to the Fund, the IGPs reviewed the Fund's investment objectives and strategy along with the advisory services provided to the Fund by MGP over both short- and long-term periods. The services provided include investment research, portfolio management and trading. The IGPs took into account the organizational depth and stability of the firm, noting that the Fund managers have considerable investment and trading experience and have managed the Fund since its inception. Furthermore, they do not use brokerage commissions to purchase third-party research.

Investment Performance

The IGPs considered the short- and long-term performance of the Fund, including both lesser and more profitable periods and noted favorable performance over the Fund's history as compared with relevant market indices.

Costs of Services Provided

The IGPs considered the compensation arrangement with MGP, such that the performance allocation of 20% is customary for the Fund's peer group. The IGPs also noted the use of a "highwater" mark in determining the profit threshold. The IGPs reviewed the expense ratio of the Fund and determined it fair and reasonable as compared to the Fund's peer group.

Profits

The IGPs considered the level of MGP's profits in managing the Fund and concluded that the profit was fair and customary based on the Fund's peer group.

Economies of Scale

The IGPs, in considering economies of scale, reviewed whether there have been or if there is a potential for the realization of future economies of scale, and whether the Fund's investors would benefit from such scale. The IGPs noted that the consideration of economies of scale is not a determining factor as it relates to the approval of the Advisory Agreement with MGP.

NOTE 8 - APPROVAL OF ADVISORY CONTRACT (CONTINUED):

In considering whether to approve the continuation of the advisory agreement, the IGPs did not weigh any one factor more than another. They concluded that the approval of the agreement was in the best interest of the Fund. The advisory agreement will continue for one year and is renewable by the IGPs after that for successive one year periods.

NOTE 9 - SUPPLEMENTARY FINANCIAL INFORMATION:

	Six Months Ended June 30,	Year Ended December 31,				
	2005	2004	2003	2002	2001	2000
Ratio of investment expenses to average net assets[1]	**0.00%**	0.00%	0.57%	0.03%	0.00%	0.00%
Ratio of operating expenses to average net assets	**0.87%**	0.84%	1.03%	0.94%	0.89%	0.85%
Ratio of total expenses to average net assets	**0.87%**	0.84%	1.60%	0.97%	0.89%	0.85%
Ratio of net income (loss) to average net assets	**(16.54)%**	23.09%	74.23%	(22.16)%	16.62%	15.19%
Portfolio turnover rate	**27.25%**	63.46%	52.43%	60.28%	91.33%	102.49%

[1]The investment expenses reflected in the above ratio include, but are not limited to, consulting fees having a direct correlation to the performance of "covered investments", as further defined in Note 2 herein.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)
NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2004 is Unaudited)

NOTE 10 - RETURN ON PARTNER INVESTMENT:

At June 30, 2005, the value of a $25,000 investment made at each respective subscription date is as follows:

Subscription Date	Value
January 1, 1994	$197,112
January 1, 1995	180,201
July 1, 1995	159,561
January 1, 1996	133,065
July 1, 1996	100,451
January 1, 1997	95,070
July 1, 1997	90,052
January 1, 1998	79,893
July 1, 1998	81,918
January 1, 1999	90,814
July 1, 1999	83,795
January 1, 2000	54,617
July 1, 2000	46,783
January 1, 2001	47,846
July 1, 2001	41,826
January 1, 2002	41,814
July 1, 2002	47,703
January 1, 2003	51,626
July 1, 2003	39,507
January 1, 2004	27,679
July 1, 2004	25,731
January 1, 2005	23,055

NOTE 11 - SECURITIES SOLD SHORT:

The Fund is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Fund to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Fund is required to maintain collateral with the broker to secure these short positions.

NOTE 12 - INVESTMENTS IN RESTRICTED AND ILLIQUID SECURITIES:

The Fund has made investments in securities that are not freely tradable due to Securities and Exchange Commission's regulations. These restricted securities may not be sold except in exempt transactions or when they have become registered under the Securities Act of 1933. Investing in restricted securities generally poses a greater risk than investing in more widely held, publicly traded companies. Restrictions imposed on the sale of these securities and the lack of a secondary market may affect the timing and price obtained for such sales. The following is a list of restricted and illiquid securities valued by the Fund as of June 30, 2005:

Issuer	Type of Security	Acquisition Date	Acquisition Cost	Value	Value as a % of Partners' Capital
Artisoft, Inc.	Common	9/28/04	$2,667,132	$2,667,132	0.54%
Critical Therapeutics Inc.	Common	6/20/05	2,500,003	2,500,003	0.50%
ION Networks, Inc.	Common	3/31/05	390,000	367,059	0.07%
Intermap Technologies Corp.	Common	3/17/05	3,490,000	3,242,868	0.65%
Medivation Inc.	Common	12/17/04	1,500,000	1,500,000	0.30%
One Travel Holdings Inc.	Preferred	4/15/05	3,200,000	3,200,000	0.64%
Velocity Express Corporation 6%	Preferred	12/22/04	2,250,000	2,250,000	0.45%
Velocity Express Corporation 6%	Preferred	2/15/05	21,000	21,000	0.00%
Verdasys, Inc. Series B	Preferred	9/3/04	2,500,000	3,160,000	0.63%
Total restricted and illiquid securities			$18,518,135	$18,908,062	3.78%

NOTE 13 - CREDIT RISK CONCENTRATION:

Cash and cash equivalents consist principally of balances held in a custodial account with Banc of America Securities LLC. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Net cash balances and securities in excess of these limits are protected by a guarantee provided by the broker's parent company, Bank of America Corporation, in the amount of $300,000,000 per account or $1.2 billion in the aggregate.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)
NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2004 is Unaudited)

NOTE 14- PROXY VOTING (UNAUDITED):

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to its portfolio securities is available (1) without charge, upon request, by calling (212) 207-6500 or (2) on the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The Fund's proxy voting record for the most recent 12-month period ended December 31 is available (1) without charge, upon request, by calling (212) 207-6500 or (2) on the SEC's website at www.sec.gov. Information as of December 31 each year will generally be available by the following March 1.

NOTE 15- FORM N-Q (UNAUDITED):

The Fund files a complete Portfolio of Investments for the first and third quarters of its fiscal year with the SEC on Form N-Q within 60 days of the end of such fiscal quarter. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.